As filed with the Securities and Exchange Commission on November 3, 2014

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(D)(1) or 13(E)(1) of the

Securities Exchange Act Of 1934

Amendment No. 1

PIMCO Income Strategy Fund

(Name of Subject Company (Issuer))

PIMCO Income Strategy Fund

(Name of Filing Person (Issuer))

Auction-Rate Preferred Shares, Series T, Series W and Series TH, Par Value $0.00001

(Title of Class of Securities)

72201H207

72201H306

72201H405

(CUSIP Number of Class of Securities)

Joshua D. Ratner

PIMCO Income Strategy Fund

1633 Broadway

New York, NY 10019

Telephone: (212) 739-3064

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

David C. Sullivan

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Telephone: (617) 951-7000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$78,975,000 (a)	$10,171.98 (b)

(a) Calculated as the aggregate book value of 3,159 shares in the offer, based on a book value of the liquidation preference of $25,000 per share.

(b) Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,171.98	Filing Party:	PIMCO Income Strategy Fund

Form or Registration No.:	Schedule TO	Date Filed:	September 19, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

ITEMS 1 THROUGH 9.

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by PIMCO Income Strategy Fund, a Massachusetts business trust (the “Fund”), on September 19, 2014, relating to the Fund’s offer to purchase for cash up to 100% of its outstanding shares of preferred stock, $0.00001 par value and a liquidation preference of $25,000 per share, designated Auction-Rate Preferred Shares, Series T, Series W and Series TH (the “Preferred Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 19, 2014 (the “Offer to Purchase”) and in the Fund’s related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, the “Offer”), copies of which have been previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively. The price to be paid for the Preferred Stock is an amount per share, net to the seller in cash, equal to 90% of the liquidation preference of $25,000 per share (or $22,500 per share) in cash, plus any unpaid dividends accrued through October 31, 2014, and one non-transferrable contingent payment right (“CPR”), which represents the contractual right to receive the CPR Payment (as defined in the Offer to Purchase), if any, less any applicable withholding taxes and without interest, and subject to the conditions set forth in the Offer, if properly tendered and not withdrawn prior to the Expiration Date (as defined in the Offer). The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 of this Schedule TO.

ITEM 10.

Not applicable.

ITEM 11.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

On October 31, 2014 the Fund issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on Friday, October 31, 2014. A copy of the press release is filed as Exhibit (a)(5)(ii) to this Schedule TO and is incorporated herein by reference.

ITEM  12. EXHIBITS.

Exhibit No.	Document

(a)(5)(ii)	Press Release issued on October 31, 2014.

ITEM 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PIMCO Income Strategy Fund

By:	/s/ Peter G. Strelow

Name:	Peter G. Strelow

Title:	President & Principal Executive Officer

Dated as of: October 31, 2014

EXHIBIT INDEX

Exhibit No.	Document
(a)(5)(ii)	Press Release issued on October 31, 2014.